Ernst & Young LLP
Pacific Centre
700 West Georgia Street
PO Box 10101
Vancouver, BC V7Y 1C7

Tel: +1 604 891 8200
Fax: +1 604 643 5422
ey.com

June 1, 2020

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Northwest Territories)
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities (Nunavut)

Dear Sirs/Mesdames:

Re: Uranium Royalty Corp.
Change of Auditor Notice dated 2020/06/01

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

cc: The Board of Directors, Uranium Royalty Corp.